13 January 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 151,200 Reed Elsevier PLC ordinary shares at a price of 906.9453p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 100,707,494 ordinary shares in treasury, and has 1,166,391,201 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 1,260,660 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 90,000 Reed Elsevier NV ordinary shares at a price of €15.4849 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 61,625,193 ordinary shares in treasury, and has 672,741,958 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 730,000 shares.